United States securities and exchange commission logo





                            March 10, 2021

       Jeffrey M. Canouse
       Chief Executive Officer
       New America Energy Corp.
       240 Vaughan Drive Suite B
       Alpharetta, GA 30009

                                                        Re: New America Energy
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 8,
2021
                                                            File No. 024-11444

       Dear Mr. Canouse:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A dated February 8, 2021

       Cover Page

   1. Your corporate name indicates that you conduct an energy business as opposed to a consumer financing
business. Please refer to Item 1 of Form 1-A and revise the cover page to include
information to eliminate any misleading inference as to your business operations.
       Description of Business, page 16

   2. Please refer to Item 7 of Form 1-A and revise to provide a narrative description that addresses factors that
are material to an understanding of your business, including the operational status of
the lending business and whether you maintain licenses to conduct such business.
 Jeffrey M. Canouse
New America Energy Corp.
March 10, 2021
Page 2

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Kate Tillan at (202) 551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameJeffrey M. Canouse
                                                             Division of
Corporation Finance
Comapany NameNew America Energy Corp.
                                                             Office of Life
Sciences
March 10, 2021 Page 2
cc:       Matt Stout
FirstName LastName